# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Oriental Education & Technology Group Inc., CIK 0001372920
CUSIP: 647581206
Title of class of securities: Common shares par value US$0.001 per share
Address of issuer's principal executive offices: No. 6 Hai Dian Zhong Street, Haidian District, Beijing, China (F4), 100080
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-032496
Filed by CIK 0000936828

## Reporting persons
- GIC Private Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 49,656,918; shared voting power 14,690,262; sole dispositive power 49,656,918; shared dispositive power 14,690,262; aggregate amount beneficially owned 64,347,180 (3.93% of the class)
  Comment: (1) There is no CUSIP number assigned to the common shares. CUSIP number 647581206 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, each ADS representing (1) common share, which are quoted on the New York Stock Exchange under the symbol "EDU".
  
  (2) Percent of class represented by amount in Row (9) is based on 1,635,288,333 common shares outstanding as of September 16, 2024, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on September 25, 2024.

## Item 1. Issuer
Name of issuer: New Oriental Education & Technology Group Inc.
Address of issuer's principal executive offices: No. 6 Hai Dian Zhong Street, Haidian District, Beijing, China, 100080

## Item 2. Person Filing
Name of person filing: GIC Private Limited ("GIC")
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person
GIC Private Limited

No. of Securities Beneficially Owned
64,347,180

Percent of Class (3)
3.93%

Sole Voting Power (1), (2)
49,656,918

Shared Voting Power (1), (2)
14,690,262

Sole Dispositive Power (1), (2)
49,656,918

Shared Dispositive Power (1), (2)
14,690,262

(1) GIC is a fund manager and only has 2 clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 49,656,918 securities beneficially owned by it. GIC shares power to vote and dispose of 14,690,262 securities beneficially owned by it with MAS.

GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves. The GoS disclaims beneficial ownership of such shares

(2) GIC disclaims membership in a group

(3) Based on 1,635,288,333 common shares outstanding as of September 16, 2024, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on September 25, 2024.
Percent of class: 3.93%
Sole power to vote or to direct the vote: 49,656,918
Shared power to vote or to direct the vote: 14,690,262
Sole power to dispose or to direct the disposition: 49,656,918
Shared power to dispose or to direct the disposition: 14,690,262

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GIC Private Ltd: /s/ Wong Hui Ping, Wong Hui Ping, Senior Vice President (08/04/2025)
- GIC Private Ltd: /s/ Wee Linrong, Wee Linrong, Senior Vice President (08/01/2025)